[redacted]

SECURITI[…]SSION

15047932

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH. D.C.
194

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-47077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/14 and ending 12/31/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PDQ ATS, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
2624 Patriot Blvd
(No. and Street)

Glenview	IL	60026
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Edward O'Malley (224) 521-2700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale Avenue, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

PDQ ATS, INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

PDQ ATS, INC.

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
PDQ ATS, Inc.

We have audited the accompanying statement of financial condition of PDQ ATS, Inc. (an Illinois Corporation) (the Company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. PDQ ATS, Inc. management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PDQ ATS, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 16, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

OATH OR AFFIRMATION

I, **Edward O'Malley**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of PDQ ATS, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

OFFICIAL SEAL
MONIKA LABBE
Notary Public - State of Illinois
My Commission Expires Jul 31, 2017

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PDQ ATS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 1,788,921
Receivable from broker/dealers, less allowance for doubtful accounts of $60,000	4,104,633
Related party receivable	481,919
Other	662,783
TOTAL ASSETS	$ 7,038,256

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 1,903,394
Accrued taxes	195,000
Deferred tax liability	993,000
Total Liabilities	$ 3,091,394
Shareholder's Equity	
Common stock, $.01 par value; 20,000 shares authorized, 1,000 shares issued and outstanding	$ 10
Additional paid-in capital	1,921,299
Retained earnings	2,025,553
Total Shareholder's Equity	$ 3,946,862
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 7,038,256

The accompanying notes are an integral part of this financial statement.

PDQ ATS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2014

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - PDQ ATS, Inc. (the "Company"), a wholly-owned subsidiary of PDQ Enterprises, LLC ("Enterprises"), was incorporated in the state of Connecticut on October 22, 1993. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is supplying transactional services through an alternative trading system.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - CLEARING AGREEMENT

In December 2009, the Company entered into an agreement with a broker/dealer (Clearing Broker/dealer) whereby the Company's customers' securities transactions are cleared by the Clearing Broker/dealer on behalf of the Company. The Company is required to maintain a $500,000 deposit with the Clearing Broker/dealer to assure the Company's performance under the agreement. The initial term of this agreement was three years and will automatically renew for successive one year terms unless written notification is provided 90 days prior to renewal date. Should the Company elect to terminate the agreement before the appropriate time of successive terms, the Company will pay a penalty of $25,000.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Net capital and aggregate indebtedness change from day to day, but at December 31, 2014, the Company had net capital and a net capital requirement of $2,695,542 and $139,893, respectively. The ratio of aggregate indebtedness to net capital was 78%.

NOTE 4 - OCCUPANCY LEASE

The Company has a lease for office space in Illinois through January 2016 for $138,180 per year. The landlord is affiliated with the Company. Future minimum lease payments for this lease, exclusive of additional payments which may be required, will be $138,180 and $11,515 for the years ending December 31, 2015 and 2016, respectively.

NOTE 4 - OCCUPANCY LEASE - *(Continued)*

The Company signed a lease on September 2014 for office space in New York. The rent is $3,002 per month and expires September 2017. Future minimum lease payments for this lease, exclusive of additional payments which may be required, will be $36,018, $36,018 and $24,012 for the years ending December 31, 2015, 2016 and 2017, respectively.

The Company also renewed their office space in Connecticut for two years expiring in November 2016. The rent is $2,250 per month through November 2016. Future minimum lease payments for this lease, exclusive of additional payments which may be required, will be $27,000 and $24,750 for the years ending December 31, 2015 and 2016, respectively.

The total expenditure for all rent for the year ended December 31, 2014 was $154,950.

NOTE 5 - RELATED PARTY TRANSACTIONS

As previously mentioned, the Company is a wholly-owned subsidiary of PDQ Enterprises, LLC. Pursuant to a written agreement between the Company and Enterprises, the Company is to reimburse Enterprises for certain compensation and related expenses they incur on the Company's behalf. Expenses incurred pursuant to the agreement for the year ended December 31, 2014 were $2,450,672. This amount is reflected on the statement of income.

The Company has a license agreement with Enterprises for the use of certain software and the related documentation and Broker/dealer fees. Pursuant to terms of the agreement, the Company has agreed to pay monthly license fees of $50,000 and monthly Broker/dealer fees of $5,000. For the year ended December 31, 2014, the Company has incurred expenses totaling $560,000 relating to this agreement, which is included in other expenses on the statement of income. The Company also paid a $8,083,000 technology fee to Enterprises during 2014, which is included in clearing and execution charges on the statement of income. At December 31, 2014, the Company had a receivable from Enterprises of $481,919.

NOTE 5 - RELATED PARTY TRANSACTIONS - *(Continued)*

In addition, through common ownership, the Company is affiliated with its former Clearing Broker/dealer and with its landlord. Expenses incurred during the year ended December 31, 2014 relating to these related party agreements were $1,250 for the clearing agreement and $118,650 for the occupancy lease.

NOTE 6 - INCOME TAXES

The current income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes because the Company is subject to state income taxes, certain nondeductible expenses and the recognition of taxable temporary differences, primarily differences in recognition of revenue and expenses between book and tax.

Deferred taxes are provided on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. During 2014, the Company fully utilized its state net operating loss carryforward. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2011.

NOTE 7 - MAJOR CUSTOMERS

There are two customers that represent 43% and 33% of total revenue for the year ended December 31, 2014 and 28% and 32% of receivables at December 31, 2014, respectively.